UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2015

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

An Extraordinary General Meeting of Shareholders of DBV TECHNOLOGIES S.A. (the “Company”), will be held on September 21, 2015 at 8:45 a.m. (local time), at the Company’s principal executive offices, Green Square –Building A 80/84, rue des Meuniers – 92220 Bagneux, France. In connection with the aforementioned Extraordinary General Meeting of Shareholders, the Company hereby furnishes the following documents:

1.	Report by the Board of Directors Regarding Extraordinary General Meeting of Shareholders of the Company, attached hereto as Exhibit 99.1.

2.	Notice of Extraordinary General Meeting of Shareholders of the Company, attached hereto as Exhibit 99.2.

3.	Form of Proxy Card being mailed to shareholders of the Company for use in connection with the Extraordinary General Meeting of Shareholders, attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: August 20, 2015	By:	/s/ David Schilansky
	Name:	David Schilansky
	Title:	Chief Operating Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Report by the Board of Directors Regarding Extraordinary General Meeting of Shareholders of DBV TECHNOLOGIES S.A.

99.2	Notice of Extraordinary General Meeting of Shareholders of DBV TECHNOLOGIES S.A.

99.3	Form of Proxy Card for the Extraordinary General Meeting of Shareholders of DBV TECHNOLOGIES S.A.